GL Asia Mauritius II Cayman Limited
Admiral Financial Centre
90 Fort Street, P.O. Box 32021
Grand Cayman, KY1-1208
Cayman Islands

Sent via post & electronic mail

The Board of Directors of Ambow Education Holding Ltd.

Dr. Jin Huang, Chairman, President, and CEO
Shasha Chang, Director
Xuejun Xie, Director
Justin Chen, Director
18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuang Road, Haidian District
Beijing, 100088, People’s Republic of China
Fax: +86 (10) 6206-8100

April 23, 2013

Re: Ambow Education Holding Ltd. (the “Company”)

Dear Members of the Board of Directors,

The undersigned shareholder, which holds approximately 21.6% of the voting power of the Company (the “Shareholder”), is writing this letter to the members of the Board of Directors of the Company (the “Board”) to express serious concerns regarding alarming public reports of recent actions by the Company’s Chairperson and Chief Executive Officer, Dr. Jin Huang.  While we continue to be optimistic regarding the Company’s future prospects and potential, it is clear to us, and we believe to other investors, that the publicly reported allegations of accounting, financing and governance deficiencies, and recent resignation letters by members of the Company’s Audit Committee and the Company’s registered independent accounting firm, citing the continued presence of existing management as an impediment to the Company’s efforts to address such deficiencies, are severely undermining the Company’s shareholder value and placing the shareholders’ investment in the Company in imminent peril.

It has become clear based on the public reports that Dr. Huang’s desire to entrench herself in her position as the Chairperson and CEO of the Company by her continuing failure to resign or take a leave of absence continues to impede an impartial investigation of alleged accounting, finance and governance deficiencies. These critical Company affairs are serving to (i) oppress the Shareholder’s interest as a shareholder of the Company, (ii) unfairly prejudice the Shareholder’s rights as an equity owner, and (iii) squander shareholder value.  Accordingly, the Shareholder has no viable alternative to filing a petition in the Grand Court of the Cayman Islands seeking various forms of relief to address these issues (the “Petition”).

Shareholder Urges Steps to Protect the Company’s Assets

The Shareholder urges each current individual member of the Board, as well as the Company’s management, advisors and agents, not to take, or permit to be taken, any action to manipulate the Company’s corporate machinery to entrench existing management and directors to the willful detriment of the Company and its shareholders or otherwise impair or permit the continued destruction of shareholder value.

In particular, no current individual member of the Board or management, or any of the Company’s advisors or agents, should permit (i) any sale or other transfer of material assets of the Company or any of its affiliated entities, (ii) any related-party transactions, or (iii) any other conduct designed to conceal past improprieties or to enrich the Company’s management at the expense of the Company and its shareholders, while these matters are pending before the Cayman court. Each current individual member of the Board and management, as well as the Company’s advisors and agents, should take all necessary steps to ensure that any such activities do not occur.  Each current individual Board member and member of management, as well as the Company’s advisors and agents, are now on notice that should any of them do otherwise, the Shareholder shall take further steps appropriate to enforce its rights under applicable law, including without limitation, litigation against any or all of such persons in the People’s Republic of China, the Cayman Islands, the United States and any other relevant jurisdiction.

Dr. Huang’s Refusal to Resign Continues to Place the Company in Imminent Peril.

As has been publicly announced, one day after a former employee made allegations of financial impropriety and other wrongful conduct in connection with the Company’s acquisition of a training school in 2008, on July 3, 2012, the Audit Committee of the Board commenced an internal investigation (the “Internal Investigation”) to attempt to review the allegations.  In mid-March 2013, both members of the Company’s Audit Committee resigned, as did the Audit Committee’s outside legal advisors.  In connection with their resignations, the former Audit Committee members have cited an inability to complete the Internal Investigation because of the continued presence of the Company’s senior management and fundamental differences of opinion with management regarding the process required in order to complete the Internal Investigation.

In a similarly alarming recent development, on March 22, 2013, the Company’s registered independent accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”), announced its resignation, citing its concerns that the Internal Investigation may not be given the necessary resources and time, and that the presence of existing management may make conducting an investigation of the scope that PWC believes is warranted unlikely.  Moreover, PWC suggested that the Internal Investigation’s outcome could cause PWC to conclude that the Company’s previously issued financial statements and its opinions thereon should no longer be relied upon or worse, that PWC could no longer rely on the Company’s internal controls or the representations of the Company’s management.

As a result of these and other developments, the New York Stock Exchange reported that it suspended trading of the Company’s American Depositary Shares on March 22, 2013.

While the uncertainty surrounding the public reports of the Company’s accounting and governance issues persisted, the market has severely punished the Company’s publicly traded share value.  From April 30, 2012, when the Company first announced that it would be unable to timely file its Form 20-F because of issues relating to its fiscal 2011 audit, until March 22, 2013, when the New York Stock Exchange suspended trading, the Company’s stock price plummeted approximately 87% from $7.65 to $0.95 per American Depositary Share.

Shareholder Urges Cessation of Further Destructive Behavior and Vote to Replace Entire Board.

As these developments have unfolded, there have been no annual general meetings of shareholders.  The time has now come to hold a shareholder meeting to provide the shareholders a voice and a vote for who they would like to represent their interests.

Further deterioration of the Company’s business and value could be avoided if Dr. Huang immediately resigns as CEO and director of the Company and the remaining Board members each agree to resign following a prompt annual general meeting of shareholders to replace the entire board of directors.  This will allow a new, un-conflicted Board to investigate, without further impediments, the financial impropriety and wrongful conduct allegations, thereby allowing the Company to continue to grow and unlock shareholder value.

We encourage other shareholders who may have similar concerns to those expressed in this letter to consider taking actions that they deem appropriate and necessary to protect their investment.

Sincerely,

GL Asia Mauritius II Cayman Limited

By:	/s/ Jennifer Tang
Name: Jennifer Tang
Title: Director